VIA EDGAR

February 25, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd.

Amendment No. 6 to Registration Statement on Form F-1

Filed February 14, 2022

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on February 14, 2022.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-1 Filed February 14, 2022 Prospectus Summary, page 9

1. Please revise your graphics reflecting "Our Revenue Growth" and "Our Financial Growth" to include disclosure of the Pre-IPO Group's actual revenues, EBITDA, total assets and shareholders equity as of and for the period ended 2020 and the first half of 2021. Also, it appears that the column reflecting total assets and shareholders' equity for eight companies (pro forma) should be labeled 2021 H1 rather than 2020 H1. Please advise or revise.

Response: We have updated the graphic on page 9 to include disclosure of the Pre-IPO Group's actual revenues, EBITDA, total assets and shareholders equity as of and for the period ended 2020 and the first half of 2021. We have also corrected the column header labeled ‘2020 H1’ to ‘2021 H1’. As these two graphs are repeated at the beginning of the prospectus we have also updated the same graphics there.

Management's Discussion and Analysis of Financial Condition and Results of Operations Credit Facilities, page 123

2. We note your amended disclosure in response to comment 8, and reissue the comment in part. Please disclose the amounts outstanding under UAV's two bank notes payable as of June 30, 2021.

Response: We have amended the registration statement under “Credit Facilities” on page 123 to disclose the amounts outstanding under UAV’s two bank notes payable of $68,056 and $68,131 as at June 30, 2021.

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In addition to the responses above to the Staff, the Company would further like to disclose that Amendment No. 7 contains the price range as well as the following Exhibits:

●	1.1 Form of Underwriting Agreement

●	2.17 Extending Letter dated February 25, 2022 amending the Stock Purchase Agreement among Sandra Johnson, Marco Johnson, University of Antelope Valley, Inc., and University of Antelope Valley, LLC, and Genius Group Ltd.

●	5.1 Opinion of Allen & Gledhill LLP regarding legality of offered shares

●	5.2 Opinion of Ellenoff Grossman & Schole LLP regarding legality of underwriter’s warrants

●	23.1 Consent of Marcum LLP

●	23.2 Consent of Lightheart, Sanders and Associates

●	23.3 Consent of Bailey Group for Property Investors Network Ltd

●	23.4 Consent of Bailey Group for Mastermind Principles Limited

We thank the Staff for its review of the foregoing and Amendment No. 7. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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